UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 333-147261

NOTIFICATION OF LATE FILING
(Check One):	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

For Period Ended:	June 30, 2008

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction(on back page) Before Preparing form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________
PART I
REGISTRANT INFORMATION

Full name of registrant	Beacon Energy Holdings, Inc.

Former name if applicable

186 North Avenue East
Address of principal executive office (Street and number)

City, state and zip code	Cranford, NJ 07016

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 10-Q in a timely manner because the Registrant has been unable to finalize all the necessary financial information required for the completion of its Financial Statements in the quarterly report on Form 10-Q and to provide such information to its independent auditors in time for them to review. The Registrant intends to file its Form 10-Q on or prior to the prescribed extended date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dylan K. Remley	(908)	497-9990
(Name)	(Area Code)	(Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached rider

Beacon Energy Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 13, 2008	By:	/s/ Dylan K. Remley
Dylan K. Remley
Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Explanation of Anticipated Changes in Results of Operations

On June 30, 2008, Laurence Associates Consulting, Inc., a Nevada corporation (“Laurence”), Beacon Energy Holdings, Inc., a newly formed, wholly owned Delaware subsidiary of Laurence (“Holdings”), Beacon Acquisition Corp., a newly formed, wholly owned Delaware subsidiary of Holdings (“Acquisition Corp”), and Beacon Energy Corp., a privately held Delaware corporation (“Beacon”), entered into an Agreement of Merger and Plan of Reorganization (the “Merger Agreement”), pursuant to which Acquisition Sub merged with and into Beacon, and Beacon, as the surviving corporation, became a direct wholly owned subsidiary of Holdings (the “Merger”).

At the closing of the Merger, each share of Beacon’s common stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive 37.4133880067 shares of Holdings’ common stock. In the aggregate, 30,000,000 shares of Holdings’ common stock were issued in the Merger to the holders of Beacon’s common stock.

On July 2, 2008, Laurence merged with and into Holdings, with Holdings being the surviving corporation, in order to change its state of incorporation from Nevada to Delaware, change its name from Laurence Associates Consulting, Inc. to Beacon Energy Holdings, Inc. and to effectuate a 1.6666666666 forward stock split (the “Reincorporation Merger”).

Immediately following the Reincorporation Merger, Holdings transferred all of Laurence’s pre-Merger assets and liabilities to its wholly owned subsidiary, Laurence Associates Consulting Holdings, Inc., a Delaware corporation (“SplitCo”). Thereafter, pursuant to a stock purchase agreement, Holdings transferred all of the outstanding capital stock of SplitCo to Frederick L. Sliva, Arthur Lawson and Carol Lawson in exchange for the cancellation of an aggregate of 15,566,667 shares of Holdings’ common stock held by such persons (the “Split-Off”), leaving 31,100,000 shares of Holdings common stock issued and outstanding, of which 1,100,000 shares were held by the pre-Merger stockholders of Laurence.

Laurence was incorporated as a Massachusetts corporation on October 10, 2006 and became a Nevada corporation on September 28, 2007. Prior to the Merger, Laurence was an executive search firm that specialized in serving the paper, film, coating, converting and packaging industries. Beacon was incorporated as a Delaware corporation on September 5, 2006 for the purpose of engaging in the production and marketing of biodiesel. As a result of the Merger, Reincorporation Merger and Split-Off, Holdings discontinued its executive search firm activities and succeeded to the business of Beacon as its sole line of business.

As the Merger was accounted for as a reverse acquisition and recapitalization, Beacon was the acquirer for accounting purposes, Laurence was the acquired company and Beacon’s historical financial statements for periods prior to the Merger will replace those of Laurence in all future periodic reports. Given the fact that all historical reports of the Registrant related to the pre-Merger business of Laurence and that the Registrant’s quarterly report on Form 10-Q for the period ended June 30, 2008 (the “10Q”) will reflect the operations of Beacon (and not Laurence), the Registrant anticipates a significant change in the Registrant’s results of operations from the corresponding period for the last fiscal year to be reflected by the earnings statements to be included in the 10Q.